April 2, 2020

Wade Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Suite #100
Ontario, California 91761

       Re: Kiwa Bio-Tech Products Group Corporation
           Preliminary Information Statement on Schedule 14C
           Filed March 18, 2020, as amended
           File No. 000-33167

Dear Mr. Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Robert L. B. Diener, Esq.